Exhibit 23.2

Consent of Independent Auditors

We consent to the incorporation by reference in the registration statement on Form S-3 of The Providence Service Corporation of our report dated August 12, 2014, with respect to the consolidated balance sheets of Ingeus Pty Limited (formerly Ingeus Limited) as of December 31, 2013, 2012 and 2011, and the related consolidated statements of profit and loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2013, which report appears in the Form 8-K/A of The Providence Service Corporation dated August 15, 2014, and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG

KPMG

Brisbane, Australia

3 December 2014